Exhibit 99.1

YS Biopharma Announces Results of Extraordinary General Meeting held on February 22, 2024

GAITHERSBURG, Md., Feb. 22, 2024 /PRNewswire/ -- YS Biopharma Co., Ltd. (Nasdaq: YS) (“YS Biopharma” or the “Company”), a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer, today announced the results of its extraordinary general meeting (the “EGM”) held on February 22, 2024 in Hong Kong. The Company’s shareholders voted in favor of each of the following resolutions:

Resolution 1: as an ordinary resolution, that the appointment of each of Haitao Zhao, Henry Chen, Pierson Yue Pan, Yuntao Cui, Jin Wang, Chunyuan (Brenda) Wu as a director of the Company is hereby reaffirmed, ratified and confirmed in all respects.

Resolution 2: as an ordinary resolution, that the Company is hereby authorized and directed to conduct an independent investigation of any alleged misconduct and/or illegal activities of the Company caused by or under the control of Mr. Yi Zhang, the former chairperson of the Company’s Board of Directors.

Resolution 3: as an ordinary resolution, that the Company is hereby authorized and directed to take immediate actions to strengthen the Company’s corporate governance and internal control and management as advised by counsel and other professionals.

Resolution 4: as an ordinary resolution, that the Company is hereby authorized and directed to remove Mr. Yi Zhang from all positions with the Company and any subsidiaries of the Company, including without limitation as director, officer and/or legal representative.

As of 5:00 p.m. on the EGM’s record date of February 16, 2024 (Hong Kong time), the Company had 188,327,959 ordinary shares issued and outstanding. Members holding 107,110,641 ordinary shares cast their votes at the EGM. The results of the vote on each of the resolutions submitted for shareholder approval at the EGM were 99,472,858 votes in favor, 6,508,744 votes against and 1,129,039 votes abstained.

About YS Biopharma

YS Biopharma is a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and commercializing new generations of vaccines and therapeutic biologics for infectious diseases and cancer. It has developed a proprietary PIKA® immunomodulating technology platform and a series of preventive and therapeutic biologics with a potential for improved Rabies, Coronavirus, Hepatitis B, Influenza, and Shingles vaccines. YS Biopharma operates in China, the United States, Singapore and the Philippines, and is led by a management team that combines rich local expertise and global experience in the bio-pharmaceutical industry. For more information, please visit investor.ysbiopharm.com.

Investor Relations Contact

Robin Yang

Partner, ICR, LLC

Tel: +1 (212) 537-4035

Email: YSBiopharma.IR@icrinc.com